UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. N/A)*

NextPlay Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

65344G102

(CUSIP Number)

Athid Nanthawaroon
True Digital Park Bld., Room #408, 4th Fl, No. 101, Sukhumvit Road, Bangchak, Prakanong, Bangkok 10260
+662 2880 4815

Komson Kaewkham
695 Moo 12 Bangkaeo, Bangpli, Samutprakarn, Thailand 10540
+662-088-6400

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 30, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	65344G102

1	NAMES OF REPORTING PERSONS
Thippaporn Ahriyavraromp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Thailand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,383,289

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,383,289

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,383,289

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.17%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1  Based on 5,970,167 shares of common stock outstanding as of February 16, 2023 as set forth in the preliminary proxy statement of NextPlay Technologies Inc. (the “Issuer”) filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2023. On January 6, 2023, the Issuer effected a 1-for-20 reverse split of its common stock.

CUSIP No.	65344G102

1	NAMES OF REPORTING PERSONS
Jwanwat Ahriyavraromp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Thailand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,383,289

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,383,289

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,383,289

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.17%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

2 Based on 5,970,167 shares of common stock outstanding as of February 16, 2023 as set forth in the preliminary proxy statement of the Issuer filed with the SEC on February 23, 2023. On January 6, 2023, the Issuer effected a 1-for-20 reverse split of its common stock.

CUSIP No.	65344G102

1	NAMES OF REPORTING PERSONS
Trees Roots Entertainment Group Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Thailand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
682,583

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
682,583

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
682,583

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.43%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

3 Based on 5,970,167 shares of common stock outstanding as of February 16, 2023 as set forth in the preliminary proxy statement of the Issuer filed with the SEC on February 23, 2023. On January 6, 2023, the Issuer effected a 1-for-20 reverse split of its common stock.

CUSIP No.	65344G102

1	NAMES OF REPORTING PERSONS
Athid Nanthawaroon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Thailand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
25,672

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
25,672

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,672

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.43%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

4 Based on 5,970,167 shares of common stock outstanding as of February 16, 2023 as set forth in the preliminary proxy statement of the Issuer filed with the SEC on February 23, 2023. On January 6, 2023, the Issuer effected a 1-for-20 reverse split of its common stock.

CUSIP No.	65344G102

1	NAMES OF REPORTING PERSONS
Thanin Pornsiritivet

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Thailand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,750

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,750

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.10%[5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

5 Based on 5,970,167 shares of common stock outstanding as of February 16, 2023 as set forth in the preliminary proxy statement of the Issuer filed with the SEC on February 23, 2023. On January 6, 2023, the Issuer effected a 1-for-20 reverse split of its common stock.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.00001 per share (the “Common Stock”), of NextPlay Technologies, Inc., formerly known as The Monaker Group Inc.  (the “Issuer”).  The address of the principal executive offices of the Issuer is 1560 Sawgrass Corporate Parkway, Suite 130, Sunrise, Florida 33323.

Item 2.	Identity and Background

(a)-(c)  This Schedule 13D is being filed by (i) Thippaporn Ahriyavraromp, an individual with a business address of 695 Moo 12, Bangkaeo, Bangpli, Samutprakarn, Thailand 10540 (“Mrs. Ahriyavraromp”); (ii) Dr. Jwanwat Ahriyavraromp, an individual with a business address of True Digital Park Bld., Room #408, 4th Fl, No. 101, Sukhumvit Road, Bangchak, Prakanong, Bangkok 10260 (“Dr. Ahriyavraromp”); (iii) Mr. Athid Nanthawaroon, an individual with a business address of True Digital Park Bld., Room #408, 4th Fl, No. 101, Sukhumvit Road, Bangchak, Prakanong, Bangkok 10260 (“Mr. Nanthawaroon”); (iv) Mr. Thanin Pornsiritivet, an individual with a business address of 695 Moo 12, Bangkaeo, Bangpli, Samutprakarn, Thailand 10540 (“Mr. Pornsiritivet”) ; and (v) Tree Roots Entertainment Group Company Limited, a corporation with a principal place of business at True Digital Park Bld., Room #408, 4th Fl, No. 101, Sukhumvit Road, Bangchak, Prakanong, Bangkok 10260 (“Tree Roots” and collectively with Mrs. Ahriyavraromp, Dr. Ahriyavraromp, Mr. Nanthawaroon and Mr. Pornsiritivet, the “Reporting Persons”).

Mrs. Ahriyavraromp and Dr. Ahriyavraromp are husband and wife and accordingly may be deemed to share beneficial ownership of any shares as to which either of them has beneficial ownership. The principal occupation of Mrs. Ahriyavraromp is Chairman/Executive Director of DTGO Corporation Limited. The principal occupation of Dr. Ahriyavraromp is Chairman/Executive Director of Tree Roots.

Mr. Nanthawaroon is a director and a minority shareholder of Tree Roots and is a director of the Issuer. The principal occupation of Mr. Nanthawaroon is Executive Director of Tree Roots.

Mr. Pornsiritivet is a minority shareholder of Tree Roots. The principal occupation of Mr. Pornsiritivet is Executive Director of Magnolia Quality Development Corporation Limited (“Magnolia”).

The principal business of Tree Roots is technology and investment holding.

Additional entities controlled by Mrs. Ahriyavraromp and Dr. Ahriyavraromp each hold less than 5% of the Common Stock as follows on a post-split basis, which shares are included in the number of shares beneficially owned by Thippaporn Ahriyavraromp and Jwanwat Ahriyavraromp:

(i) Magnolia owns 229,500 shares or 3.84%;

(ii) Dees Supreme Company Limited (“Dees”) owns 88,334 shares or 1.48%;

(iii) T&B Media Global (Thailand) Company Limited (“T&B Media”) owns 176,667 shares or 2.96%;

(iv) The Ultimate Solution Limited (“Ultimate Solution”), a company of which Dr. Ahriyavraromp is the sole owner, holds 150,796 shares or 2.53%;

(v) Tree Roots Entertainment Group Limited (“Tree Roots Hong Kong”), a wholly owned subsidiary of Tree Roots, owns 64,250 shares or 1.08%; and

(vi) Epitome Capital Limited (“Epitome”) holds 55,409 shares or 0.93%.

Various relatives of Mrs. Ahriyavraromp and Dr. Ahriyavraromp have non-controlling interests in Tree Roots, Magnolia, Dees, T&B Media, Tree Roots Hong Kong and Epitome.

(d)  During the last five year none of the Reporting Persons nor any director or executive officer of Tree Roots has been convicted in a criminal proceeding.

(e)  During the last five years, none of the Reporting Persons nor any director or executive officer of Tree Roots was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Persons are citizens of or organized in Thailand.

For disclosure relating to the directors and executive officers of Tree Roots see Appendix A hereto.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the shares of common stock of the Issuer through various transactions.

The Issuer, Red Anchor Trading Corporation (“Red Anchor”), T&B Media, Tree Roots and Dees (Red Anchor, T&B Media, Tree Roots and Dees, collectively, the “HotPlay Stockholders”) entered into a Share Exchange Agreement dated July 23, 2020, as amended by the first amendment thereto dated October 28, 2020, the second amendment thereto dated November 12, 2020, the third amendment thereto dated January 7, 2021 and the fourth amendment thereto dated February 2, 2021 (the “HotPlay Exchange Agreement”) pursuant to which the HotPlay Stockholders exchanged all the shares of HotPlay Enterprise Limited (“HotPlay”) for newly issued shares of the Issuer (the “HotPlay Share Exchange”).

The parties consummated the HotPlay Share Exchange on June 30, 2021.  The Issuer issued an aggregate of 52,000,000 shares of common stock (on a pre-split basis) to the HotPlay Stockholders on a pro rata basis effective June 30, 2021.  T&B Media, Tree Roots and Dees collectively acquired an aggregate of 17,666,667 shares of common stock of the Issuer on a pre-split basis as follows: T&B Media: 3,533,333; Tree Roots: 12,366,667 and Dees: 1,766,667.

In connection with the HotPlay Share Exchange, on January 8, 2021, HotPlay and Tree Roots entered into a Note Purchase Agreement, as amended by the Amendment, dated February 1, 2021 (the “Original Note Purchase Agreement”), pursuant to which Tree Roots agreed to subscribe for and to purchase upon the closing of the HotPlay Share Exchange a promissory note of HotPlay (the “Note”) in the aggregate principal amount of US $12,000,000. Under the Original Note Purchase Agreement, upon the closing of the HotPlay Share Exchange, all principal and accrued interest under the Note would be exchanged for shares of common stock of the Issuer at a rate of $1.25 per share.  The purchase price of the Note was to be used solely to partially satisfy the funding obligations of HotPlay to the Issuer in connection with the HotPlay Share Exchange.  On March 8, 2021, Tree Roots assigned the Note to Tree Roots Hong Kong pursuant to an Assignment Agreement.  Subsequently, Tree Roots Hong Kong partially assigned the Original Note Purchase Agreement by entering into Note Purchase Agreements with each of Ultimate Solution, Magnolia, Mr. Pornsiritivet and Mr. Nanthawaroon and one other investor (collectively, the “New Investors”), pursuant to which each of the New Investors acquired a portion of the Note.

As a result of the Original Note Purchase Agreement and the partial assignment of the Note on September 24, 2021, (i) Magnolia acquired 4,590,000 shares of the Issuer for $6,887,000, (ii) Ultimate Solution acquired 2,850,000 shares for $3,975,000, (iii) Tree Roots Hong Kong acquired 1,285,000 shares as a fee for the partial assignment; (iv) Mr. Pornsiritivet acquired 115,000 shares for $460,000 and (v) Mr. Nanthawaroon acquired 100,000 shares for $400,000 (all share amounts and dollar amounts on a pre-split basis).

On August 5, 2021, Ultimate Solutions acquired an additional 165,919 shares of common stock of the Issuer (on a pre-split basis) from Red Anchor in satisfaction of an Exchangeable Promissory Note dated September 1, 2020 in the principal amount of $200,000 issued by Red Anchor to Ultimate Solution.

On July 27, 2021, Epitome acquired 439,966 shares of common stock of the Issuer pursuant to the Share Replacement Agreement, dated as of August 27, 2020, by and between Cern One Limited (“Cern One”) and Epitome. Under the agreement, Cern One was obligated to transfer 439,966 shares of the Issuer to Epitome upon the completion of a share exchange between the Issuer and certain shareholders and creditors of Axion Venture Inc. (“Axion” and the “Axion Share Exchange”), replacing Cern One’s obligation to deliver to Epitome shares of Axion in exchange for Epitome’s prior payment to Cern One of $450,000.  Also on July 27, 2021, Epitome acquired an additional 668,196 shares of common stock of the Issuer pursuant to the Axion Share Exchange in exchange for Axion shares that Epitome had agreed to transfer to Cern One to facilitate the Axion Share Exchange.

In his capacity as a director of NextPlay, Mr. Nanthawaroon has received shares of Common Stock as compensation for this service as a director under the Issuer’s equity incentive plan on a quarterly basis as follows:

Date Issued	Shares
11/16/2021	7,580.00 (on a pre-split basis)
01/20/2022	14,160.00 (on a pre-split basis)
05/27/2022	25,340.00 (on a pre-split basis)
06/22/2022	68,200.00 (on a pre-split basis)
09/13/2022	55,560.00 (on a pre-split basis)
01/19/2023	4,630.00 (on a post-split basis
04/27/2023	7,500.00 (on a post-split basis)

Taking into account the director shares and the shares acquired from the Note purchase, Mr. Nanthawaroon beneficially owns an aggregate of 25,672 shares of the Issuer on a post-split basis.

Item 4.	Purpose of Transaction

All of the shares were acquired for investment purposes.

The Reporting Persons may engage in discussions with management, the board of directors of the Issuer (the “Board”), other shareholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, management, strategy, potential business combinations and strategic alternatives, and future plans of the Issuer.  The Reporting Persons also may consider, formulate, discuss and seek to cause the Issuer to implement various plans or proposals intended to protect, preserve or enhance stockholder value or protect, preserve or enhance the value of the Issuer’s assets, including plans or proposals that may involve extraordinary matters relating to the Issuer.  Any such actions or transactions may be taken, advocated by, or involve the Reporting Persons alone or in conjunction with other shareholders, financing sources and/or other third parties, and could include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Common Stock or other financial instruments related to the Issuer or the Common Stock or selling some or all of the Common Stock, engaging in hedging or similar transactions involving securities relating to the Issuer or the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) - (b)   All share amounts below are on a post reverse stock split basis.

Reporting Person	Number of Shares with Sole Voting and Dispositive Power	Number of Shares with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Common Stock Beneficially Owned
Thippaporn Ahriyavraromp	0	1,383,289	1,383,289	23.17%
Jwanwat Ahriyavraromp	0	1,383,289	1,383,289	23.17%
Tree Roots Entertainment Group Company Limited	0	682,583	682,583	11.43%
Athid Nanthawaroon	25,672	0	25,672	0.43%
Thanin Pornsiritivet	5,750	0	5,750	0.10%

(c) The Reporting Persons have not effected any transactions in the shares of Common Stock in the sixty days prior to the date hereof.

(d)  The information in Item 2 is incorporated by reference into this Item 5(d).

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

The Reporting Persons’ responses to Items 3 and  4 are incorporated by reference into this Item 6.

On or around February 22, 2021, the HotPlay Stockholders and Nithinan Boonyawattanapisut, J. Todd Bonner, Mr. Nanthawaroon and Komson Kaewkham (“Mr. Kaewkham”), each HotPlay nominees, entered into a Voting Agreement with William Kerby and Donald P. Monaco (the “Voting Agreement”). Pursuant to the Voting Agreement, each of the HotPlay Stockholders agreed to vote all voting shares of the Issuer which they hold and may hold in the future (during the term of the agreement) to elect Mr. Kerby and Mr. Monaco to the Issuer’s board of directors, and each of the HotPlay nominees agreed to continue to nominate each of Mr. Kerby and Mr. Monaco to the board.  The agreement continues in effect until the earlier of February 26, 2026, the date of both Mr. Kerby’s and Mr. Monaco’s death, or the date that both Mr. Kerby and Mr. Monaco have provided notice of termination to such HotPlay Stockholders.

In connection with the HotPlay Share Exchange, Mr. Nanthawaroon and Mr. Kaewkham were elected to the Issuer’s board. Mr. Nanthawaroon and Mr. Kaewkham are executives of one of the holding companies in the Reporting Persons’ group of companies and Mr. Nanthawaroon is a minority shareholder in Tree Roots.

On October 28, 2022, HotPlay (Thailand) Company Limited (“HotPlay Thailand”), a wholly owned subsidiary of the Issuer, entered into a loan agreement with Tree Roots, pursuant to which Tree Roots agreed to loan HotPlay Thailand THB 15,500,000 (approximately USD $400,000) (the “Bridge Loan” and the "Bridge Loan Agreement").  The Bridge Loan incurs interest at a rate of 15% per annum and was due and payable in full on November 11, 2022 (the “Bridget Loan Maturity Date”). Additionally, as partial consideration for the Bridge Loan, HotPlay Thailand agreed to repay convertible notes previously entered into with Tree Roots, in the aggregate amount of TBH 10,598,356 (approximately USD $280,000), on the Maturity Date.

The Bridge Loan is secured by 2,266,082 shares (the “Guarantee Shares”) of Common Stock of the Issuer beneficially owned by Nithinan Boonyawattanapisut, the Issuer's  Chief Executive Officer. In the event that HotPlay Thailand is unable to repay the Bridge Loan in full on the Maturity Date, Ms. Boonyawattanapisut may elect to repay the Bridge Loan through the transfer of the Guarantee Shares to Tree Roots, in which case the Bridge Loan Agreement will be assigned to Ms. Boonyawattanapisut or her designee and she or her designee will be entitled to all rights provided to Tree Roots under the Bridge Loan Agreement.

Except as set forth herein, neither of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibit

Exhibit No.	Description
1	Joint Filing Agreement, dated September 1, 2023, by and between the Reporting Persons.
2.1#
Share Exchange Agreement by and among Monaker Group, Inc., HotPlay Enterprise Limited and the Stockholders of HotPlay Enterprise Limited, dated as of July 21, 2020 (filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Monaker Group, Inc. with the Securities and Exchange Commission on July 23, 2020, and incorporated by reference herein)(File No. 001-38402)

2.2
First Amendment to Share Exchange Agreement by and among Monaker Group, Inc., HotPlay Enterprise Limited and the Stockholders of HotPlay Enterprise Limited, entered into October 28, 2020, and dated as of October 23, 2020 (filed as Exhibit 2.2 to the Current Report on Form 8-K filed by Monaker Group, Inc. with the Securities and Exchange Commission on October 29, 2020, and incorporated by reference herein) (File No. 001-38402)

2.3
Second Amendment to Share Exchange Agreement by and among Monaker Group, Inc., HotPlay Enterprise Limited and the Stockholders of HotPlay Enterprise Limited, dated November 12, 2020 (filed as Exhibit 2.3 to the Current Report on Form 8-K filed by Monaker Group, Inc. with the Securities and Exchange Commission on November 18, 2020, and incorporated by reference herein) (File No. 001-38402)

2.4
Third Amendment to Share Exchange Agreement by and among Monaker Group, Inc., HotPlay Enterprise Limited and the Stockholders of HotPlay Enterprise Limited, dated January 6, 2021 (filed as Exhibit 2.4 to the Current Report on Form 8-K filed by Monaker Group, Inc. with the Securities and Exchange Commission on November 18, 2020, and incorporated by reference herein)  (File No. 001-38402)

2.5
Fourth Amendment to Share Exchange Agreement by and among Monaker Group, Inc., HotPlay Enterprise Limited and the Stockholders of HotPlay Enterprise Limited, dated February 22, 2021 (filed as Exhibit 2.5 to the Current Report on Form 8-K filed by Monaker Group, Inc. with the Securities and Exchange Commission on February 26, 2021, and incorporated by reference herein)  (File No. 001-38402).

10.1
Subsidiary Formation and Funding Agreement dated and effective January 12, 2021, by and between Monaker Group, Inc., NextTrip Group, LLC, HotPlay Enterprise Limited, and the stockholders of HotPlay (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Monaker Group, Inc. with the Securities and Exchange Commission on January 13, 2021, and incorporated by reference herein)  (File No. 001-38402)

10.2
Voting Agreement, dated and effective February 22, 2021, by and between William Kerby and Donald P. Monaco; each of the shareholders of preferred stock, common stock and/or future shareholders of shares of common stock, of Monaker Group, Inc., party thereto, and for certain limited purposes, each of the affiliates of such parties’ party thereto (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Monaker Group, Inc. with the Securities and Exchange Commission on February 26, 2021, and incorporated by reference herein)  (File No. 001-38402).

10.3	Note Purchase Agreement, dated and effective January 8, 2021, by and between HotPlay Enterprise Limited and Tree Roots Entertainment Group Co. Ltd.
10.4	Amendment to Note Purchase Agreement, dated and effective February 1, 2021, by and between HotPlay Enterprise Limited and Tree Roots Entertainment Group Co. Ltd.
10.5	Red Anchor Trading Corporation Limited Exchangeable Promissory Note in the principal amount of $200,000 issued to The Ultimate Solutions Limited on September 1, 2020.
10.6	Share Replacement Agreement, dated and effective as of August 27, 2020, by and between Cern One Limited and Epitome Capital Limited
10.7
Loan Agreement, effective as of October 28, 2022,  by and between Tree Roots Entertainment Group Company Limited (Lender) and HotPlay (Thailand) Company Limited (filed as Exhibit 10.18 to the Quarterly Report on Form 10-Q by the Issuer with the Securities and Exchange Commission on January 18, 2023, and incorporated by reference herein (File No. 001-38402).

10.8	Assignment Agreement, dated as of March 8, 2021, between Tree Roots Entertainment Group Company Limited and Tree Roots Entertainment Group Limited
10.9	Note Purchase Agreement, dated as of March 5, 2021, between Tree Roots Entertainment Group Limited and The Ultimate Solution Limited.
10.10	Note Purchase Agreement, dated as of April 7, 2021, between Tree Roots Entertainment Group Limited and The Ultimate Solution Limited.
10.11	Note Purchase Agreement, dated as of March 9, 2021, between Tree Roots Entertainment Group Limited and Mr. Athid Nanthawaroon.
10.12	Note Purchase Agreement, dated as of 9th March 2021, between Tree Roots Entertainment Group Limited and Magnolia Quality Development Corporation Limited..
10.13	Note Purchase Agreement, dated as of 9 March, 2021, between Tree Roots Entertainment Group Limited and Mr. Thanin Pornsiritivet.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2023

/s/ Jwanwat Ahriyavraromp
Jwanwat Ahriyavraromp

/s/ Thippaporn Ahriyavraromp
Thippaporn Ahriyavraromp

/s/ Athid Nanthawaroon
Athid Nanthawaroon

/s/ Thanin Pornsiritivet
Thanin Pornsiritivet

TREE ROOTS ENTERTAINMENT GROUP COMPANY LIMITED

By:	/s/ Jwanwat Ahriyavraromp
Name:	Jwanwat Ahriyavraromp
Title:	Director

By:	/s/ Athid Nanthawaroon
Name:	Athid Nanthawaroon
Title:	Director

Schedule A

Name of director or executive officer	Residence or business address	Present principal occupation or employment	Nationality
Mrs. Thippaporn Ahriyavraromp	695 Moo 12, Bangkaeo, Bangpli, Samutprakarn, Thailand 10540 TEL.+66 2088 6400	Chairman/Executive Director DTGO Corporation Limited	Thailand
Mr. Visit Malaisirirat	695 Moo 12, Bangkaeo, Bangpli, Samutprakarn, Thailand 10540 TEL. +66 2088 6400	CEO/Executive Director Magnolia Quality Development Corporation Limited	Thailand
Mr. Athid Nanthawaroon	True Digital Park Bld., Room #408, 4th Fl, No. 101 Sukhumvit Road, Bangchak, Prakanong, Bangkok 10260 TEL. +662 2880 4815	Executive Director Tree Roots Entertainment Group Company Limited	Thailand
Dr. Jwanwat Ahriyavraromp	True Digital Park Bld., Room #408, 4th Fl, No. 101 Sukhumvit Road, Bangchak, Prakanong, Bangkok 10260 TEL. +662 2880 4815	Chairman/Executive Director Tree Roots Entertainment Group Company Limited	Thailand
Mr. Bhakbhume Tanta-nanta	True Digital Park Bld., Room #408, 4th Fl, No. 101 Sukhumvit Road, Bangchak, Prakanong, Bangkok 10260 TEL. +662 2880 4815	Executive Director Tree Roots Entertainment Group Company Limited	Thailand
Ms. Warunya Punawakul	695 Moo 12, Bangkaeo, Bangpli, Samutprakarn, Thailand 10540 TEL. +66 2088 6400	Executive Director DTGO Corporation Limited	Thailand